August 1, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Era Anagnosti, Esq.

Re:	Bankwell Financial Group, Inc.

Registration Statement on Form S-4

Filed with the SEC on June 17, 2016

Response Date: August 1, 2016

CIK No. 0001505732

Ladies and Gentlemen:

We are providing this letter in response to comments contained in the letter dated July 20, 2016 (the “Letter”) from Era Anagnosti, Legal Branch Chief of the Commission to Ernest J. Verrico, Sr., Executive Vice President and Chief Financial Officer of Bankwell Financial Group, Inc. (the “Company”). The comments and responses are set forth below and are keyed to the comment and the heading used in the Letter.

General

1.	We note your response to our comment two. Please explain why the company was unable to obtain new CUSIP numbers for the notes following the filing of the resale shelf registration statement. In addition, please provide us with a detailed legal analysis supporting your conclusion that since the closing of the private placement, the note holders have not engaged in distribution and are not deemed to be underwriters in connection with the resale of the notes. We may have additional questions following the review of your response. To the extent that you are able to register the exchange offer in this Form S-4 in reliance upon the Commission’s no-action position, please ensure that you de-register the notes from your resale registration statement supplement (File No. 333-205922) that you filed on May 20, 2016, prior to the Form S-4 being declared effective.

Securities and Exchange Commission

August 1, 2016

Response:

In discussions with CUSIP, they explained their position as follows: CUSIP Global Services assigns a unique nine digit CUSIP number to each security that it is requested to do so.  The numbers within the CUSIP represent various information, including the type of issuer, industry, type of security, voting rights, payment status, DTC eligibility, and whether the security is unrestricted or restricted. Certain investors (qualified institution buyers in particular) often have policies or practices (often driven by outside regulation) where they cannot hold unregistered or non-freely-tradable securities for more than a short period of time and/or in more than a certain dollar amount.  These investors therefore require a security with a CUSIP denoting unrestricted status after a certain amount of time.  However, once a CUSIP is issued, it is the policy of CUSIP Global Services not to change it. Therefore, in order for investors to receive a security with a CUSIP denoting an unrestricted security, the existing debt security must be exchanged for a new debt security which will have been registered at the time of issuance in an A-B exchange.

Accordingly, CUSIP would not enter new CUSIP numbers for the previously issued private placement securities, even after the S-3 filing. After consideration, Bankwell decided to pursue the alternative route of an S-4 exchange, deregistering the S-3 offering after non-use. In accordance with the SEC’s comments, we will de-register the S-3 shares prior to the effective date of the S-4.

The private placement was closed on August 19, 2015. There were seven institutional purchasers of the private placement, with purchases ranging from $2.0 to $7.5 million dollars. To date, no transfers of such purchases have been made. Bankwell has filed the S-3 and, subsequently the S-4 due to the contractual rights of the purchasers to have their purchases registered under the 1933 Act, not, as far as we know, based on any anticipated transfers. The purchasers made customary private placement representations in their Subordinated Note Purchase Agreements, i.e. “ is acquiring the Subordinated Notes pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Subordinated Notes to any person”. None of the purchasers is an “affiliate” of Bankwell, as defined in Rule 144 under the 1933 Securities Act. Rule 144 (d) establishes a holding period of 6 months from the time of acquisition before a purchaser of restricted securities, such as the private placement’s Subordinated Debt, may be sold under Rule 144 and the seller’s not be deemed to be engaged in a distribution and therefor not be an underwriter of those securities. In this case, that 6 month date was on or about February 19, 2016.

This will confirm Bankwell’s commitment to deregister the S-3 resale registration for the Subordinated Notes in advance of the effective date of the S-4.

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Securities and Exchange Commission

August 1, 2016

Please contact the Company’s counsel, William W. Bouton, III, (860) 331-2626, with any questions or comments you may have regarding this filing.

Very truly yours,

BANKWELL FINANCIAL GROUP, INC.

By:	/s/ Ernest J. Verrico, Sr.

Name: Ernest J. Verrico, Sr.
Title: Executive Vice President and CFO

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